Exhibit 99.1

INX Limited and Valdy Investments Announce Receipt of

NEO Conditional Approval for Listing

NEW YORK, TORONTO, VANCOUVER JANUARY 4, 2022: INX Limited (INX ATS: INX), (“INX”), the owner of digital asset trading platforms, and Valdy Investments Ltd. (“Valdy”) are pleased to announce that they have received conditional approval from the Neo Exchange Inc. (the “Neo Exchange”) for the listing of the common shares of the resulting issuer on the Neo Exchange upon completion of the proposed reverse takeover of Valdy by INX (the “Transaction”).

In connection with the Transaction, INX will become a wholly-owned subsidiary of Valdy, and the resulting issuer will continue the business of INX. Upon completion of the Transaction, Valdy will change its name to “The INX Digital Company, Inc.” (the “Resulting Issuer”). Subject to satisfaction of the closing conditions set out in the Amended and Restated Securities Exchange Agreement between, among others, INX and Valdy, dated November 3, 2021, the Transaction is expected to be completed on or about January 10, 2022.

“We are proud that the Neo Exchange has conditionally approved our listing on the Neo Exchange,” said Shy Datika, CEO and Founder of INX. “We have built a number of businesses to address the growing global importance of digital assets. A public listing on the Neo Exchange will introduce us to a wider audience. We are very excited to participate in and help lead the digital revolution.”

James Decker, CEO and Director of Valdy, said “On behalf of the board of directors of Valdy and the shareholders of Valdy, we would like to thank the INX team for their tireless efforts to advance this transaction. Closing of this transaction and listing of the resulting public company on the Neo Exchange will be a significant achievement and Valdy is pleased to be involved as INX grows its business.”

Final approval of the listing is subject to the satisfaction of certain customary conditions required by the Neo Exchange. It is anticipated that the common shares of the Resulting Issuer (the “INX Shares”) will commence trading on the Neo Exchange under the ticker symbol “INXD”, following the issuance of the Neo Exchange’s final approval and listing bulletin.

None of the INX Shares to be issued in connection with the Transaction have been, or will be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws, and may not be offered or sold within the United States or to any U.S. Person (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to sell any INX Shares in any jurisdiction where such offer or solicitation would be unlawful, including the United States.

Investors are cautioned that, except as disclosed in the listing statement to be prepared in connection with the Transaction, and to be filed prior to listing on the Neo Exchange, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in INX Shares should be considered highly speculative.

###

For further information, please contact:

Douglas Borthwick

Chief Business Officer

INX Limited

Email: douglas.borthwick@inx.co

James Decker

CEO, Valdy Investments Ltd.

Email: jdecker@hotmail.co.uk

About INX

INX owns regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. INX’s vision is to be the preferred global regulated hub for digital assets on the blockchain. INX’s overall mission is to bring communities together and empower them with financial innovation. INX’s journey started with its initial public token offering of the INX Token in which it raised US$83 million. INX is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, its interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the near future. For more information, please visit the INX website here.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and applicable Canadian securities law. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. INX discusses many of these risks in greater detail in its Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.